UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 000-51847

Himax Technologies, Inc.
(Translation of registrant's name into English)

No.26, Zilian Road, Xinshi Dist.,
Tainan City 74148,
Taiwan, Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated June 13, 2025
99.2	Notice of Annual General Meeting of Members
99.3	Proxy Statement
99.4	2011 Long-Term Incentive Plan 4th Amended and Restated as of August 13rd day, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himax Technologies, Inc.
(Registrant)

Date: June 13, 2025	/s/ JESSICA PAN
Jessica Pan
Chief Financial Officer